UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eRoomSystem Technologies, Inc.
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(Name of Issuer)

Common Stock, $.001 par value per share
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(Title of Class of Securities)

296016 10 8 ----------------------------------------------------------------------------------------------------------
(CUSIP Number)

Gregory L. Hrncir, 3770 Howard Hughes Parkway, Suite 175, Las Vegas, Nevada 89109 Telephone: (435) 688-3603
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2000
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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240-Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

SCHEDULE 13D
CUSIP No.	296016 10 8 --------------------------------------	Page	2 -------------	of	5 --------	Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven L. Sunyich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] Not applicable.
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 847,721
	8	SHARED VOTING POWER 3,750
	9	SOLE DISPOSITIVE POWER 847,721
	10	SHARED DISPOSITIVE POWER 3,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON* (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SEC 1746 (12-91)

         This Schedule 13D ("Schedule 13D") of Steven L. Sunyich is filed with respect to his ownership of the common stock, $.001 par value of eRoomSystem Technologies, Inc., a Nevada corporation (the "Company").

Item 1.     Security and Issuer

          Common Stock, $.001 par value (the "Common Stock") of the Company; 3770 Howard Hughes Parkway, Suite 175, Las Vegas, Nevada 89109.

Item 2.     Identity and Background

          (a)     Steven L. Sunyich.

          (b)     390 North 3050 East, St. George, Utah 84790.

          (c)     President, Chief Executive Officer and Chairman of the Company.

          (d)     Mr.  Sunyich has not during the last five years been convicted in a criminal proceeding.

          (e)     Mr. Sunyich has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)     Mr. Sunyich is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

          Not applicable.

Item 4.     Purpose of Transaction

          The filing of this Schedule 13D is a result of the Company's registration of its common stock under the Securities Act of 1934, as amended (the "Act") on Form 8-A as filed with the Securities and Exchange Commission ("SEC") on July 14, 2000. The Company has requested the Form 8-A be made effective concurrently with the Company's Registration Statement on Form SB-2, as first filed with the SEC on April 14, 2000 and as amended (File No. 333-34882). The shares owned by Mr. Sunyich reflected in this Schedule 13D were owned prior to the filing of the Form 8-A.

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Item 5.     Interest in Securities of the Issuer
	Presently Owned ----------------------	Percentage4 ---------------------------
Sole Voting Power	847,721 [1,2]	11.5%
Shared Voting Power	3,750 [3]	[5]
Sole Dispositive Power	847,721 [1,2]	11.5%
Shared Dispositive Power	3,750 [3]	[5]
Total Beneficial Ownership	851,471	11.5%

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          1 This amount represents options to purchase 371,199 shares of Common Stock granted by the Company, an aggregate of 270,564 shares held by trusts for which Mr. Sunyich acts and trustee and his family members are beneficiaries, 56,742 shares of Common Stock issued directly to Mr. Sunyich, and 149,216 shares of Common Stock issued to Mr. Sunyich as a result of the conversion of 145,459 shares of the Company's Series B convertible preferred stock.
          2 Shares of Common Stock may be subject to applicable community property laws.
          3 This amount represents 3,750 shares of Common Stock issued to the spouse of Mr. Sunyich.
          4 These percentages reflect the percentage share ownership with respect to 7,020,197 shares, the number of shares of Common Stock outstanding as of August 2, 2000.
          5 Less than one percent.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to
                 Securities of the Issuer

          Not applicable.

Item 7.     Material to be Filed as Exhibits

          Not applicable.

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Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 2, 2000	By:	/s/ Steven L. Sunyich ------------------------------------------------------ Steven L. Sunyich

SEC 1746 (12-91)

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